Mail Stop 4561

July 18, 2008

By U.S. Mail and Facsimile (202) 663-6363

Renaud Laplanche
Chief Executive Officer
LendingClub Corporation
440 North Wolfe Road
Sunnyvale, CA 94085

Re: LendingClub Corporation
        Registration Statement on Form S-1
        Filed June 20, 2008
        File No. 333-151827

Dear Mr. Laplanche:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   A key element in determining if Rule 140 applies to a transaction is whether the asset that is purchased in a "back to back" series of transactions is a security. Noting that the loans made by WebBank are only executed once enough lenders have agreed to fund the loan and that the borrowers participate in the attraction of the lender through the information they supply on your website, please provide the staff with your analysis as to why the transaction taken as a whole is not an investment contract.

2.   Please provide the staff with hard copies of all materials used in connection with the notes, including any information posted to your website and any presentation materials.

3.   Please provide the staff with your analysis as to whether LendingClub believes the statements of the borrower members are statements made in connection with the purchase or sale of securities and, therefore, subject to anti-fraud liability under Section 10b-5 of the Securities Exchange Act of 1934 for the information provided on your website described on pages 40 and 41 of the prospectus.

4.   Furthermore, since the information contained on your website, as described on pages 40 and 41, appears to constitute the offer of a specific series of notes, please advise the staff why it is not a free writing prospectus.

5.   Please provide your analysis as to why this offering does not constitute a delayed offering under Rule 415. Additionally, if this is a delayed offering, please advise the staff how LendingClub is eligible to conduct such an offering.

6.   Please provide us with your analysis as to how you concluded that the information on your website does not constitute an offer of the notes.

7.   Please advise the staff as to what information with regard to each borrower you intend to include in the prospectus and how you plan to add it to the prospectus. Alternatively, please advise the staff why you believe such information is not material to investors.

8.   In various places throughout the prospectus, you disclose that after "final maturity" (following a 120 day extension from the contractual maturity of the notes), LendingClub will not have any obligation to pass through any payments made on the member loans. Please revise your disclosure and your risk factors to better describe the fact that lenders may not receive all payments received by LendingClub.

9.   Please consider the updating requirements of Rule 3-12(g) of Regulation S-X when you file your next amendment to the registration statement.

10.   Please file updated consents of the independent accountants as exhibits in your next amendment. Refer to Item 302 of Regulation S-T.

11.   Please note that additional comments from the Division of Investment Management may be forthcoming.

Cover Page

12.   The information included on your coverpage is very dense and includes a significant amount of information better included in the summary. Please revise the coverpage so

that it only includes info required by Item 501 of Regulation S-K, including a description of the material terms of the notes and the material features.

13.   Revise the cross reference to the risk factors to include information similar to your statement on page 11 regarding the speculative nature of the investment in the Notes.

Questions and Answers

Do member lenders loan funds directly to borrower members, page 7

14.   Please revise this answer to clarify that although lenders are not lending directly to borrowers, lenders will be wholly dependent on borrowers for repayment; LendingClub is not obligated in any way to the lender in the case of a borrower default.

What are the minimum credit criteria for borrower members, page 8

15.   Please revise this section, or cross reference to a more detailed explanation, to discuss the extent to which LendingClub monitors the informational elements which are used to determine a borrower's "minimum credit criteria."

What are LendingClub loan grades?, page 8

16.   We note that you base your loan grades, in part, on the debt to income ratio of the borrower; however, you also state that the borrower's income is self-reported and verified in approximately 25% of cases. Please include disclosure regarding the reliability of your grading system.

How do we set the interest rate on the member loans, page 8

17.   Revise this subsection, or add a separate subsection, to discuss the effect of the various fees, including the 1% service fee on principal and interest payments upon the expected return of the notes.

Risk Factors

Member loans are not secured by any collateral…, page 11

18.   Please revise the second paragraph of this risk factor to make it clear that noteholders may look only to LendingClub for payment of the notes but LendingClub will not pay noteholders if the borrower has failed to pay. In addition, specifically address that lenders will not be able to obtain the identity of borrowers in order to pursue payment on defaulted loans.

Information supplied by the borrower members may be inaccurate, page 12

19.   Please change this risk factor to clarify that "inaccurate" may include information that is deemed to be false.

20.   We note the last sentence of this paragraph: "lender members should not rely on unverified information provided by borrower members;" however, it appears that much of the information provided is unverified. Please explain what information investors should use in order to make their investment decision.

If payments on the corresponding member loans…, page 13

21.   It appears from this risk factor that LendingClub could collect more in collection fees on recovered amounts than on standard servicing fees for loans that are in good standing. If true, please disclose in a separate risk factor this potential conflict of interest coupled with your involvement in assessing the risk of default.

Federal law entitles borrower members who enter active military service…, page 14

22.   Please disclose what measures LendingClub takes to verify active military status and whether LendingClub considers military service in assigning a risk rating to each borrower.

If you do not diversify…, page 15

23.   Revise the heading of this risk factor and the accompanying text to remove any implied recommendation to purchase multiple notes. Instead, revise to focus the risk factor on the danger of not holding diversified assets.

If we were to become subject to a bankruptcy or similar proceeding…, page 21

24.   This risk factor contains a number of distinct risks to a noteholder in the event that you enter bankruptcy. Revise the subheadings so they discuss the unique risks, rather than simply state facts.

Risk Factors, Risks Related to Compliance and Regulation

If we are unable to successfully address the material weaknesses…, page 26

25.   We refer to the notification from your independent auditors that as of the end of fiscal years 2007 and 2008 the Company did not maintain effective internal controls over financial reporting due to insufficient personnel with a level of knowledge of generally accepted accounting principles commensurate with the Company's reporting requirements. We note you continue to have material weaknesses in your internal control over financial reporting for which you have initiated corrective actions which you estimate will not be fully implemented during fiscal 2009. Please revise this section to provide the following information:

- Describe the nature, extent, and timing of the Company's plan for remediating its material weaknesses in internal controls over financial reporting.

- Provide a summary of the changes in internal controls that have been fully implemented in fiscal 2008 to effectively remediate certain material weaknesses in internal control over financial reporting.

- Describe the internal controls for which the Company is continuing to implement a remediation plan and the reasons why the Company estimates it will not be fully implemented during fiscal 2009.

- Consider in your response the increased level of financial reporting requirements for public companies, the Company's expected compliance with Section 404 of the Sarbanes Oxley Act and the changes in the operations of the Company based on the offering of the Payment Dependent Notes. Refer to the section titled "Prior Operations of the LendingClub Platform" on page 78.

26.   Considering the pervasiveness of the unremediated material weaknesses in internal control over financial reporting which involve insufficient knowledgeable accounting personnel, please request your auditors tell us the extent of their auditing procedures that permitted them to conclude the financial statements of the Company were prepared in accordance with US generally accounting principles for fiscal 2007 and 2008.

About the Loan Platform; Overview, page 29

27.   Please disclose how you intend to "monitor borrower member's stated plans for the use of loan proceeds" and what you intend to do if you find a borrower has not used proceeds as they intended.

28.   Revise your disclosure to clarify the extent to which you verify the information used to ensure that a borrower member is eligible to use the LendingClub service.

Loan Postings and Borrower Member Information…, page 40

29.   We note the statement that effective with the date of the prospectus the Company will not permit loan requests to be posted where the purpose is to finance a home-based business or small business. Please revise this section to explain the reasons for this decision, including the number and dollar amount of these types of loans that have been made and any historical trends regarding increased credit risks on these types of loans. If there are increased credit risks on these loans, please discuss how the Company considered the credit characteristics of these loans in the "Allowance for Loan Losses" section on page 64.

30.   We refer to your disclosure on page 36, regarding borrower financial information that the Company states it generally does not verify. We note the Company states that they do verify employment and income for approximately 25% of the loan requests that proceed past the initial credit check and are posted on the website.   Please disclose the following:

- Explain why this verification is done only 25% of the time and provide an indication of the factors you consider in performing the discretionary check.

- Disclose an indication of the results of your discretionary verification. For example, disclose whether this verification shows significant instances of invalid information provided by the borrower.

- Clarify whether your verification procedures are made prior to posting the borrower loan request on your website or after.

- Disclose the procedures the Company takes once it identifies instances of invalid information.

- Revise this disclosure to state if the Company expects that this verification percentage will continue in the future or if there are any plans to change this. In this regard, we note your current disclosure just indicates that you cannot assure lender members that you will continue to perform such verifications.

- State if the income verification is performed to a greater extent on loans where the Company is the actual lender. For example, we note that the Company has been the sole lender since April 7, 2008, and also made a significant amount of loans directly to borrowers prior to that point.

The Online Social Lending Industry, page 30

31.   Please clarify that LendingClub is the provider of the lending platform and disclose what is involved in "screening borrowers."

Borrower Financial Information is Generally Unverified, page 36

32.   Please disclose in this section what factors you consider in your determination to verify a borrower's income, what happens if you discover a borrower has misrepresented their income, and what avenues are available to the lender who has relied on such representations.

Interest Rates, page 36

33.   Revise your disclosure to indicate how the "working group" determined that the spread between unsecured credit and CD returns for national banks was an appropriate measurement tool for setting your rate structure. Also, please expand your discussion to disclose how the various gradations of interest rates based on loan scoring were determined.

34.   Please advise the staff whether the imputed return on the loans includes not only the 1% service charge on interest payments, but also the applicability of that charge to the principal as well.

Post-Closing Loan Servicing and Collection, page 46

35.   Please disclose whether, in the case of borrower bankruptcy, LendingClub will take all necessary actions to represent the best interests of the lender in the bankruptcy proceeding. For example, please clarify from whose perspective you will make the "cost benefit" analysis of taking further action in the event of a borrower member bankruptcy filing.

Historical Information about Our Borrower Members…, page 46

36.   Revise this section to provide information as of a more recent date.

Mandatory Redemption, page 53

37.   We refer to the statement that the Company will redeem all of the Notes of the series corresponding to member loans for which there is a confirmed occurrence of identity fraud. We also note your disclosure on page 44 that you expect the incidence of identify fraud on your platform to be low because of the robustness of your identity verification process. Please disclose whether the Company has had occurrences of identity fraud in the past and how they have historically been handled. Additionally, disclose how the future redemption of any of the Notes due to identity fraud will be reflected in the financial statements.

Servicing Covenant, page 53

38.   We note the Company can amend or waive any term of a member loan and may cancel any loan that is more than 120 days delinquent without the consent of any holder of the Notes of the series corresponding to the member loan. Considering the significant discretion you have via this servicing covenant, please revise this section to state the following:

-   Disclose how many amendments or waivers have been performed, including the number of loans and total principal value of the loans modified or waived.

-   State the nature of the changes, for example extensions, modifications of interest rate and principal reduction, and provide quantification of each type of change.

-   Revise the financial statements to disclose how the Company has historically accounted for these amendments and waivers of terms of the loans.

-   Disclose how you notify the member lender about any of these amendments or waivers.

-   Provide disclosure outside of the financial statements about any changes expected in the accounting as a result of the new lending platform where the member loans will now be reflected in your financial statements (even where you are not the lender), as will the Notes. Refer to "Impact of New Lending Platform Structure" on page 71.

Certain U.S. Federal Income Tax Considerations, page 56

39.   In light of your statement on page 58 that the Notes will have original issue discount for U.S. federal income tax purposes, please provide a tax opinion in accordance with Item 601(b)(8) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition…
Overview, page 62

40.   We refer to the two ending paragraphs on page 62 regarding the going concern explanatory paragraph in the independent auditors report for the year ended March 31, 2008 and the Company's statement that it expects "over time" the number of borrower members and lender member will increase and, after the Company is able to accept new lending member commitments, it expects to generate increased revenue from borrower origination fees and lending member service charges.   Please revise this section to disclose the following information:

- Describe in detail the Company's remedial plan of action with respect to its operations, cash flow and liquidity during the next twelve months to eliminate or diminish the conditions that gave rise to the going concern explanatory paragraph for fiscal 2008.

- State the contractual or other reasons why the Company is unable to accept new lending commitments after April 2008, the expected effects related to the cessation of lending commitments on the Company's expected cash flows and liquidity for fiscal 2009.

- Disclose the expected time and the expected changes in its operations that will lift the current limitation on lender member transactions.

- Refer to the "Our Prior Operating Structure" and the "Securities Law Compliance" section on page 78 regarding:

  o The cessation of lender member purchases, new lender member registrations and funding commitments starting in April 2008.

  o The potential $6.4 million in rescission payments to holders of interests in loans offered though the LendingClub platform due to sales made by the Company until April 2008.

Allowance for Loan Losses, page 64

41.   We note the Company has provided a provision for loan losses of $374,000, equal to 6% of total loans held for investments as of March 31, 2008 and the statement that you provide for incurred losses in accordance with SFAS 114. Please revise this section to describe the specific methodology for applying SFAS 114 and SFAS 5 to individual loans and to groups of loans with similar credit characteristics in your loan portfolio. Consider in your response the following:

- Paragraph 6.a of SFAS 114 states it does not apply to large groups of smaller-balance loans that are collectively evaluated for impairment.

- The Company loans portfolio is comprised mainly of small groups of homogenous unsecured loans.

- The Company does not evaluate individual homogenous loans for impairment.

42.	Please revise the statement in the third paragraph that states loan losses are charged against the allowance for loan losses when management believes the loss is "confirmed" to state the criteria used by management to determine when the loss event is considered confirmed. Consider the need for updating the disclosure regarding material impaired and defaulted loans and related charge-offs during subsequent periods due to the Company's increased historical loan loss experience.

Future Plans for Resale Platform, page 71

43.	We note your disclosure on page 71 that in the future under your new platform you will record an asset or receivable generated for each member loan that is funded and will record a corresponding liability linked to that asset when you issue a series of Notes in respect of all or a portion of that member loan. Please respond to the following:

- Disclose whether you will record an allowance related to the receivables for each member loan when the borrower does not pay, even though LendingClub is not the lender, and the lender does not have any recourse to LendingClub.

- Disclose how you will account for any unpaid portion of the loan from the borrower at maturity of the loan for which you are not the lender.

- Disclose how you will reflect that the Notes are non-recourse to LendingClub. Also provide disclosure as to how the Notes liability will be decreased for payments or non-payment by the borrower in circumstances where you are not the lender

- Disclose whether your income statement will reflect interest income and interest expense related to these member loans and Notes when you are not the lender.

- Disclose how the funding of loans and receipt of borrower payments will be reflected in the cash flow statement in circumstances where you are not the lender.

- Disclose how you will account for any payments received from borrowers on the loans subsequent to the maturity of the loan when you are not the lender. In this regard, we note your disclosure on the first page of the prospectus where you describe the member payment dependent notes that states "if there are any amounts due under the corresponding member loan still due and owing to LendingClub at the final maturity of a Note, LendingClub will have no further obligation to make payments on the Note even if it receives payments on the corresponding member loan after the

> final maturity. To the extent that you have had any loans that have matured, please provide clear disclosure of the effect of this policy, or state that none of the loans thus far have matured.
>
> - Clarify whether there will be any classification or presentation differences in the loans and related Notes when you make loans directly to member borrowers as compared to circumstances when other members fund the borrowers' loan.

44.   We note your disclosure on page 71 that you anticipate that you will adopt the provisions of SFAS 159 effective with the first quarter of fiscal 2009 (June 30, 2008). We also note that certain of your disclosure here implies that you plan to elect the fair value option for member loans and the Notes, but then other disclosures in this section appear to indicate that you have not yet finalized a decision. Additionally, we note your disclosure in the audited financial statements indicates that you are evaluating the effects of the adoption of SFAS 159. Please respond to the following:

- Please revise to clearly indicate the decisions you have made with regard to the adoption of SFAS 159 and provide consistent disclosure in your audited financial statements.

- Please ensure your disclosure includes all of the disclosures indicated in SAB Topic 11:M.

- To the extent you plan to elect the fair value option for your member loans and the Notes, please tell us how the change in fair value for member loans for which the Note holders have no recourse back to LendingClub, and the Notes for which you have no obligation to repay unless the borrower makes payments on the loans will be accounted for. For example, please clarify how the changes in fair value will be reflected in the income statement, and tell us whether in all cases you believe the change in fair value would be the same. To the extent the changes in fair value would not be the same, tell us how, and whether the difference would be reflected in the income statement.

45.   Please clarify whether, under your new platform, your allowance roll-foward will only reflect loans that the Company has made to borrowers. Disclose how the Company plans to provide allowance and loss information in the future considering it will have loans in the future where the Company will receive payments, because they were the original lender, and loans where they are not the lender.

Fraud Detection, page 76

46.   Please discuss what measures, if any, you take to prevent fraud by borrowers other than identity fraud.

Renaud Laplanche
LendingClub Corporation
June 20, 2008
Page 12

Prior Operations of the LendingClub Platform, page 78.

47.   We note the statements in the third paragraph of the "Our Prior Operating Structure"
        section that states from April 7, 2008 until the date of the prospectus the Company did
        not offer the lender members the opportunity to make any purchases on your lending
        platform, did not accept new lender member registrations or allow funding commitments
        from existing lending members. Please revise this section to explain the following:

        • The reasons why the Company implemented this change in the operations of the
          Company.

        • The expected time in which the Company will renew the transactions which have
          ceased with respect to lender members.

        • The expected effects of this change on the Company's future operations, cash flow
          and liquidity.

        • The relationship, if any, between the cessation of the above transactions with lender
          members and the potential liability of the Company for aggregate rescission
          payments of $6.4 million to all holders of interest in loans offered through the
          LendingClub Platform. Refer to the second paragraph of the "Securities Law
          Compliance" section on page 78.

Note 13, Commitments and Contingencies, page F-21

48.   We refer to the "Securities Law Compliance" section that states the Company may
        potentially be required to provide $6.4 million in rescission payments to all holders of
        interests in loans offered though the LendingClub platform due to sales made by the
        Company until April 2008 with respect to promissory notes to unaffiliated lender
        members assigned directly to them that were not registered for offer and sale under the
        Securities Act of 1933 and state security laws. We note you considered as "uncertain"
        whether the operation of the LendingClub platform involved the offer or sale of a
        security. Please tell us the following with respect to this potential rescission offer:

        • The reasons, including the authoritative accounting literature you relied on, that
          supports why you have not provided a SFAS 5 liability for unpaid principal and
          interest on lender member promissory notes considering the degree of probability
          determined by the Company that it has failed to comply with the registration and
          qualification requirements of federal and state law.

        • Consider in your response that the Company, as stated in the "Our Prior Operating
          Structure" section on page 78, from April 7, 2008 until the date of the prospectus has
          ceased offering lender members the opportunity to make new purchases on the

LendingClub platform and has not accept new lender member registrations nor allowed funding commitments from existing lending members.

Note 15, Subsequent Events

49.   Please revise this section to disclose the contractual or other triggering event that resulted in the cessation of purchasing transactions from lending members starting on April 7, 2008 as discussed in the "Our Prior Operating Structure" section on page 78.

50.   Disclose the terms of the continuous offering filed by the Company on June 20, 2008 with respect to the Member Payment Dependent Notes for up to $600 million in principal amount of the Notes and any expected material changes in the financial statement disclosure and operations of the Company after the effective date of the Prospectus. Refer to "Impact of New Lending Platform Structure" on page 71.

Recent Sales of Unregistered Securities, page II-3

51.   Please provide the exemptions upon which you have relied for each of the transactions listed.

*   *   *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

You may contact Edwin Adames, Staff Accountant, at (202) 551-3447 or John P. Nolan, Accounting Branch Chief, at (202) 551-3492 if you have questions regarding any matters relating to the financial statements and related matters. Please contact Kathryn McHale at (202) 551-3464 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
Special Counsel

cc: Meredith B. Cross, Esq.
Erika L. Robinson, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
1875 Pennsylvania Avenue, NW
Washington, DC 20006